Exhibit 1
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FOR IMMEDIATE RELEASE                                            29 January 2009


                                 WPP PLC ("WPP")

           WPP acquires 49% stake in The Jupiter Drawing Room, leading creative advertising agency group in South Africa

WPP announces that it has agreed to acquire a 49% stake in each of The Jupiter Drawing Room (Pty) Ltd (Johannesburg), The Jupiter Drawing Room Cape Town (Pty) Ltd and The Jupiter Drawing Room (South Africa) & Partners ("The Jupiter Drawing Room"), subject to regulatory approvals, including the approval of the South African Competition Commission.

The Jupiter Drawing Room is South Africa's leading creative agency group, according to South Africa's Creative Circle Creativity League Table 2008. With offices in Johannesburg and Cape Town, The Jupiter Drawing Room specialises in beyond-the-line communications services. Key clients include ABSA, Edcon, Hyundai, MTN and Sasol.

The Jupiter Drawing Room's combined revenues for the year ended 28 February 2008 were ZAR 235,709,562, with gross assets at the same date of ZAR 133,419,514.

This investment continues WPP's strategy of investing in best-in-class companies in fast growing markets and sectors and its commitment to developing its business throughout the African markets. In 2008, WPP took a stake in advertising and marketing communications company Scangroup Limited in Kenya and in international field marketing company Smollan Group in South Africa. These are further steps towards WPP's declared goal of developing its businesses in the growing economies of Africa, as well as Asia Pacific, Latin America, the Middle East and Central and Eastern Europe.


Contact:
Feona McEwan, WPP                                      T. +(0)20 7408 2204
www.wpp.com
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